UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-15565

SEMCO Energy, Inc.
(Exact name of registrant as specified in its charter)

1411 Third Street, Suite A
Port Huron, Michigan 48060
810-987-2200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $1 par value per share
6.49% Senior Notes due 2009
Senior Notes due 2013
7 1/8% Senior Notes due 2008
6.40% Medium Term Notes due 2008
7.03% Medium Term Notes due 2013
 (Titles of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ X ]	Rule 12h-3(b)(1)(i)	[ X ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:

Common Stock:  1
6.48% Senior Notes:  1
7 ¾% Senior Notes:  3
7 1/8% Senior Notes:  5
6.40% Medium Term Notes:  240
7.03% Medium Term Notes:  1

Pursuant to the requirements of the Securities Exchange Act of 1934, SEMCO Energy, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 9, 2007	By:	/s/ Michael V. Palmeri
Michael V. Palmeri
Senior Vice President, Chief Financial Officer and Treasurer